UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-14948

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 2014 and 2013, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries

Date: June 29, 2015	By:	/s/ Thomas J. Hirsch
Thomas J. Hirsch
Chief Financial Officer, Treasurer and Assistant Secretary of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

Appendix 1

401(k) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2014 and 2013,

Supplemental Schedule as of December 31, 2014, and

Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

the 401(k) Savings Plan of Fiserv, Inc.

and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

June 29, 2015
Milwaukee, Wisconsin

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2014	2013
ASSETS:
Investments:
Mutual funds	$1,188,069	$1,110,308
Collective investment trusts	786,872	717,925
Common collective trust	137,948	143,560
Fiserv Stock Fund	95,105	83,515

Total investments	2,207,994	2,055,308
Receivables:
Employer contributions	1,053	125
Participant contributions	6	3
Notes receivable from participants	35,048	33,356

Total receivables	36,107	33,484

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,244,101	2,088,792
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(4,108)	(3,892)

NET ASSETS AVAILABLE FOR BENEFITS	$2,239,993	$2,084,900

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	Year Ended December 31,
	2014	2013
ADDITIONS:

CONTRIBUTIONS:
Participant contributions	$99,975	$95,120
Employer contributions	33,394	31,059
Rollover contributions	11,943	9,157

Total contributions	145,312	135,336

INVESTMENT AND OTHER INCOME:
Dividends and interest	49,512	39,887
Interest on notes receivable from participants	1,749	1,675
Net appreciation in fair value of investments	112,418	311,349

Total investment and other income	163,679	352,911

Asset transfers into the Plan	—	67,610

Total additions	308,991	555,857

DEDUCTIONS:
Benefits paid to participants	152,457	128,895
Administrative expenses	1,441	740

Total deductions	153,898	129,635

NET INCREASE	155,093	426,222
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,084,900	1,658,678

End of year	$2,239,993	$2,084,900

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General —The Plan is administered by its Administration Committee, members of which are appointed by Fiserv, Inc. or its participating subsidiaries (collectively the “Company” or “Employer”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Most U.S. associates who are not subject to a collective bargaining agreement and are regularly scheduled to work at least 20 hours per week based on the payroll and personnel records with the Company are eligible to participate in the Plan on the first day of employment. If an associate is not regularly scheduled to work at least 20 hours per week but completes 1,000 hours of service during the twelve-month period beginning on the associate’s hire date and ending on the first anniversary of the associate’s employment, the associate will become eligible to participate in the Plan on the first day of the month following or coinciding with the first anniversary date of the associate’s hire.

Contributions — Employer matching contributions are equal to 100% of the first 1% and 40% of the next 5% of salary reduction contributions made by Plan participants. However, to the extent permitted by ERISA and the Internal Revenue Code (“IRC”), the Company’s board of directors may elect to decrease or eliminate the Company’s matching contribution. Employer matching contributions are remitted to the Plan custodian each pay period.

Participants may elect to make salary reduction contributions not to exceed a maximum percentage of compensation (50% of salary at December 31, 2014 and 2013). Contributions are subject to federal tax limitations. Rollover contributions consist of participants’ transfers of balances into the Plan from other qualified plans. Employer, participant and rollover contributions are invested as directed by Plan participants. The Company remits participant contributions to the Plan custodian each pay period.

Participants may irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan on an after-tax basis and are included in the computation of the participant’s personal income. Because the amounts are contributed on an after-tax basis, the deferrals and, in most cases, earnings on the deferrals, are not subject to federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects participant contributions, employer contributions, transfers into and out of the Plan, benefits paid to participants, and allocations of investment income and losses and administrative expenses. Allocations are based on participant account earnings, balances or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are entitled to the vested balance in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. Employer contributions vest 100% after two years of employment with the Company. Participant contributions vest immediately. In the event of death, disability or retirement at or after age 65, all amounts allocated to a participant’s account under the Plan are 100% vested.

Forfeitures — Unallocated forfeitures totaled $448 thousand and $1,276 thousand at December 31, 2014 and 2013, respectively, and are used to reduce future employer contributions, and, beginning in 2014, to pay for legal and investment advice fees related to Plan administration. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During 2014 and 2013, employer contributions were reduced by $1,274 thousand and $875 thousand, respectively, from forfeited nonvested accounts.

Investment Options — Participants direct the investment of their account balance into the investment options of the Plan in 1% increments. The Plan offers mutual funds, collective investment trusts, a common collective trust and the Fiserv Stock Fund as investment options for participants. The collective investment trusts held by the Plan are primarily comprised of target funds which invest in mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workplace in or within a few years of the target year. The common collective trust holds fully benefit-responsive guaranteed investment contracts that are issued by financial institutions or backed by bond trusts, and the Fiserv Stock Fund invests in Fiserv, Inc. common stock and cash equivalents. While direct exchanges from the common collective trust into a competing fund are prohibited, participants may otherwise redeem their investments held by the Plan without restriction.

Notes Receivable from Participants — Effective March 1, 2013, the Plan was amended to modify the Plan loan provisions. Participants may request loans in a minimum amount of $500 and up to a maximum amount of the lesser of: 1) $50 thousand (reduced by the excess, if any, of the participant’s highest outstanding loan balance during the previous twelve months over the outstanding loan balance on the date of the loan); or 2) the greater of 50% of the current market value of the participant’s vested and nonforfeitable account balances or $10 thousand. The rate of interest charged on participant loans is determined by the administrator of the Plan using prevalent loan rates from a commercial lending institute under similar circumstances and is set as of the loan request date (3.25% to 11.5% at December 31, 2014). Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 30 years.

Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his or her account. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1 thousand but not more than $5 thousand, it will automatically be rolled over to a new individual retirement account at Vanguard, the third party administrator of the Plan. If the vested interest is $1 thousand or less, a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5 thousand, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution. Upon termination of employment, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock as part of a lump sum distribution.

An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions, including election by the participant after attaining age 59 1/2. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70 1/2.

Administrative Expenses — Expenses incurred in connection with administering the Plan are primarily paid from Plan assets. Administrative expenses include annual loan fees, which are charged directly to the account of the participant to whom the loan is made, and managed account program fees. Other investment-related expenses are included in the net change in fair value of investments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and are subject to change in the near term.

Investment Valuation — The Plan’s investments are stated at fair value (see Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Income Recognition — Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis and loan fees are expensed as incurred. Annual loan fees are recorded as administrative expenses, while loan origination fees are included within gross loan withdrawals.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2014 and 2013, no amounts were due to participants who elected to withdraw from participation in the Plan.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Subsequent Events — Subsequent events have been evaluated through the issuance date of this report.

3.	FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits and are classified as follows within the fair value hierarchy at December 31, 2014 and 2013:

(In thousands)	Level 1	Level 2	Total
December 31, 2014
Mutual funds:
Balanced funds	$336,139	$—	$336,139
Bond funds	128,041	—	128,041
Domestic stock funds	605,483	—	605,483
International stock funds	118,406	—	118,406

Total mutual funds	1,188,069	—	1,188,069

Collective investment trusts	—	786,872	786,872
Common collective trust	—	137,948	137,948
Fiserv Stock Fund	—	95,105	95,105

Total	$1,188,069	$1,019,925	$2,207,994

(In thousands)	Level 1	Level 2	Total
December 31, 2013
Mutual funds:
Balanced funds	$317,269	$—	$317,269
Bond funds	110,895	—	110,895
Domestic stock funds	563,119	—	563,119
International stock funds	119,025	—	119,025

Total mutual funds	1,110,308	—	1,110,308

Collective investment trusts	—	717,925	717,925
Common collective trust	—	143,560	143,560
Fiserv Stock Fund	—	83,515	83,515

Total	$1,110,308	$945,000	$2,055,308

The Plan uses valuation techniques based on the inputs available to measure the fair value of its investments, and there have been no changes in the valuation methodologies used at December 31, 2014 and 2013. Mutual funds are measured at fair value using inputs based on quoted net asset values for identical assets in active markets, which are considered level one inputs in the fair value hierarchy. The collective investment trusts, common collective trust and the investments held in the Fiserv Stock Fund are measured at fair value using level two inputs of the fair value hierarchy, which include significant observable inputs other than quoted prices in active markets. Participant transactions may occur daily, and there are no redemption notice restrictions or unfunded commitments related to the investments in the Plan.

Mutual funds held by the Plan are actively-traded, open-ended and registered with the Securities and Exchange Commission. The mutual funds are valued at the net asset value per unit as reported by the fund.

The unit interests in the collective investment trusts are valued at the net asset value per unit as reported by the sponsor of the collective trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily.

The Vanguard Retirement Savings Trust III, a common collective trust that holds fully benefit-responsive guaranteed investment contracts, is valued at the net asset value of units of a bank collective trust and then is adjusted to contract value. The net asset value, as provided by the trustee, is used as a practical expedient to determine fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. This fund reported average yields of 2.3% and 2.0% for 2014 and 2013, respectively, and crediting interest rates of 2.4% and 2.1% at December 31, 2014 and 2013, respectively.

The Fiserv Stock Fund consists of Fiserv, Inc. common stock, which is valued at the quoted market price from an active market, and cash equivalents which provide liquidity for trading. The value of a unit reflects the combined market value of Fiserv, Inc. common stock and the cash investments held by the Fund.

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits were as follows:

	December 31,
(In thousands)	2014	2013
Vanguard Wellington Fund Admiral Shares*	$336,139	$317,269
Vanguard Institutional Index Fund Plus Shares*	211,137	**
Vanguard Target Retirement 2025 Trust Plus*	153,265	**
Vanguard Target Retirement 2030 Trust Plus*	143,821	**
Vanguard Target Retirement 2035 Trust Plus*	139,688	**
Vanguard Retirement Savings Trust III*	137,948	143,560
Vanguard Target Retirement 2020 Trust Plus*	112,343	**
Vanguard Institutional Index Fund*	**	186,947
Vanguard Target Retirement 2025 Trust I*	**	139,021
Vanguard Target Retirement 2030 Trust I*	**	133,273
Vanguard Target Retirement 2035 Trust I*	**	126,122

*	Represents a party-in-interest
**	Investment is less than 5% of the Plan’s net assets at December 31.

During the year, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended
	December 31,
(In thousands)	2014	2013
Mutual funds	$44,240	$206,287
Collective investment trusts	52,118	76,827
Fiserv Stock Fund	16,060	28,235

Net appreciation in fair value	$112,418	$311,349

5.	ASSET TRANSFERS INTO THE PLAN

Asset transfers into the Plan during 2013 consisted of $67,610 thousand of participant account balances from the Open Solutions Inc. 401(k) Plan, which merged into the Plan effective June 2, 2013 as a result of the acquisition of Open Solutions Inc. by the Company in January 2013. There were no asset transfers into the Plan during 2014.

6.	PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

The Plan invests in certain mutual funds, collective investment trusts and a common collective trust managed by Vanguard. Vanguard is the administrator, custodian and recordkeeper of the Plan; therefore, these transactions are party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

The Plan also offers the Fiserv Stock Fund, which primarily consists of Fiserv, Inc. common stock, as an investment option. Fiserv, Inc. is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2014 and 2013, the Plan held 1,331,715 and 1,406,515 shares, respectively, of Fiserv, Inc. common stock within the Fiserv Stock Fund. The Plan made purchases of $1,211 thousand and $2,055 thousand and sales of $5,812 thousand and $7,110 thousand, during 2014 and 2013, respectively, of Fiserv, Inc. common stock.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 26, 2013 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.

AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 39-1506125 Plan: 001

AS OF DECEMBER 31, 2014

(In thousands)

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
	American Beacon Small Cap Value Fund: Institutional Shares	Mutual Fund	**	$26,363
*	Vanguard Inflation-Protected Securities Fund: Institutional Shares	Mutual Fund	**	25,536
*	Vanguard Institutional Index Fund Plus Shares	Mutual Fund	**	211,137
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	68,728
*	Vanguard International Value Fund	Mutual Fund	**	49,678
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Mutual Fund	**	101,197
*	Vanguard Morgan Growth Fund Admiral Shares	Mutual Fund	**	78,130
*	Vanguard Prime Money Market Fund	Mutual Fund	**	447
*	Vanguard Russell 1000 Value Index Fund: Institutional Shares	Mutual Fund	**	94,632
*	Vanguard Small-Cap Growth Index Fund: Institutional Shares	Mutual Fund	**	93,577
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Mutual Fund	**	102,505
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	**	336,139
*	Vanguard Target Retirement 2010 Trust Plus	Collective Investment Trust	**	16,469
*	Vanguard Target Retirement 2015 Trust Plus	Collective Investment Trust	**	61,598
*	Vanguard Target Retirement 2020 Trust Plus	Collective Investment Trust	**	112,343
*	Vanguard Target Retirement 2025 Trust Plus	Collective Investment Trust	**	153,265
*	Vanguard Target Retirement 2030 Trust Plus	Collective Investment Trust	**	143,821
*	Vanguard Target Retirement 2035 Trust Plus	Collective Investment Trust	**	139,688
*	Vanguard Target Retirement 2040 Trust Plus	Collective Investment Trust	**	87,169
*	Vanguard Target Retirement 2045 Trust Plus	Collective Investment Trust	**	39,354
*	Vanguard Target Retirement 2050 Trust Plus	Collective Investment Trust	**	17,331
*	Vanguard Target Retirement 2055 Trust Plus	Collective Investment Trust	**	2,911
*	Vanguard Target Retirement 2060 Trust Plus	Collective Investment Trust	**	1,013
*	Vanguard Target Retirement Income Trust Plus	Collective Investment Trust	**	11,910
*	Vanguard Retirement Savings Trust III	Common Collective Trust	**	137,948
*	Fiserv Stock Fund	Company Stock Fund	**	95,105
*	Notes Receivable from Participants (3.25%-11.5%)	Participant Loans	—	35,048

	TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)			$2,243,042

*	Represents a party-in-interest
**	Cost information not required for participant-directed investments

See Report of Independent Registered Public Accounting Firm.